FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Letter to the New York Stock Exchange dated May 19, 2010

Item 1
Sandeep Batra
Senior General Manager
Group Compliance Officer
Company Secretary

May 19, 2010

The New York Stock Exchange, Inc.
20, Broad Street, 17th Floor
New York
New York 10005
United States of America

Attn.: Filing Desk

Dear Sirs,

IBN
ICICI Bank Limited (the 'Company') Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy of the Company's Report on Form 6-K dated May 19, 2010 informing about the meeting of the Board of Directors of the Bank convened on May 23, 2010 to consider the due diligence report and valuation report in connection with the amalgamation of The Bank Rajasthan Limited with ICICI Bank Limited.

This is for your information and necessary action.

Yours faithfully,

/s/ Sandeep Batra
Sandeep Batra

Encl: As above

ICICI Bank Limited
ICICI Bank Towers	Tel.	(+91-22) 2653 6798	Regd. Office: "Landmark"
Bandra-Kurla Complex	Fax	(+91-22) 2653 1669	Race Course Circle
Mumbai 400 051, India	sandeep.batra@icicibank.com		Vadodara 390 007, India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 19, 2010	By:	/s/ Sandeep Batra
			Name	:	Sandeep Batra
			Title	:	Group Compliance Officer & Company Secretary